Exhibit 99.2

Gilat Announces Private Placement of US$66 Million to
Institutional and Accredited Investors

Petah Tikva, Israel, September 9, 2025 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) (“Gilat” or the “Company”), a worldwide leader in satellite networking technology, solutions and services, announced today that, following the approval of its Board of Directors, it has received and accepted commitments from Israeli institutional and accredited investors (as defined under Israel’s Securities Law, 5728-1968) (the “Investors”), to participate in a private placement (the “Private Placement”) of Ordinary Shares of the Company (“Ordinary Shares”).

The Company is expected to issue and sell to the Investors an aggregate of 7,058,820 Ordinary Shares (the “Shares”), for a purchase price of US$9.35 per Share, which represents a 6.3% discount over the 7-day Volume Weighted Average Price (VWAP). The newly issued Shares are expected to represent approximately 11% of the Company’s issued and outstanding Ordinary Shares after the consummation of such sale. The closing of the transaction is subject to customary closing conditions and is expected to be completed in September 2025.

The Company expects to receive net proceeds from the sale of the Shares, after deducting offering expenses, of approximately US$65.0 million. The Company intends to use such proceeds for general corporate purposes.

The Private Placement is being made in Israel only and not to U.S. persons, as defined in Rule 902 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration exemption afforded by Regulation S promulgated under the Securities Act, and the Shares will be subject to certain transfer restrictions. The Shares will not be registered under the Securities Act and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding the issuance and sale of the shares, the closing date of the transaction, and the Company’s intended use of the proceeds from the sale of the Shares. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected, including, without limitation, as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houthi movement. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2025. The forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries, Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a cloud-based platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and ESAs, highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, broadband access, cellular backhaul, enterprise, aerospace, broadcast, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Product and Marketing Officer
hagayk@gilat.com

Alliance Advisors:

GilatIR@allianceadvisors.com
Phone: +1 212 838 3777